EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
Full Year 2012 Results

Netanya, Israel, April 24, 2013 – RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its financial results for the year ended December 31, 2012.

Full Year 2012 Results

Revenues totaled $21.6 million, an 11% increase when compared to  $19.4 million in 2011.

Gross profit totaled $5.3 million, a 5% decrease when compared to $5.6 million for 2011.

Operating Expenses totaled $6.3 million, a 5% decrease when compared to $6.6  million in 2011.

Operating loss totaled $1 million, compared to an operating loss of $1 million in 2011.

As a result, the Company reported a net loss of $2.05 million, or $0.23 per share for the year ended December 31, 2012, compared with net profit of $1.5 million, or $0.17 per share, for the comparable period in 2011.

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “During 2012 we succeeded to increase our sales volume. Partly because two delayed programs came back on track. While our operating loss remained similar to that of 2011, our net loss increased due to significantly higher financial expenses in 2012. Our R&D spending remained at the similar high level it was during 2011, mainly for the development of our ground radar products.  As a result, we are now under contract with two new customers that are using our radars as part of their systems and we expect an additional two contracts during the second quarter of 2013.  We expect that our R&D efforts in 2013 will be lower than in 2012, as our inertial navigation and radar products are mature enough to enable business development and marketing activities. Further investments are still needed to broaden the product offering and to support marketing activities. We are continuing to pursue large opportunities in our traditional avionics market, in particular, large programs for our Digital Video Recorders and Ground Debriefing Systems in the US. At the same time, we are offering our navigation and radar products to a growing number of customers and markets and we expect them to become major growth drivers for the Company in the future.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Tactical Radars for Force and Border Protection Solutions.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

ASSETS	December 31, 2012	December 31, 2011
	Audited

CURRENT ASSETS:
Cash and cash equivalents	$1,164	$1,107
Restricted cash	1,311	1,385
Trade receivables (net of allowance for doubtful accounts of $ 15 and $ 7 at December 31, 2012 and at December 31, 2011 respectively)	5,381	6,920
Costs and estimated earnings in excess of billings on uncompleted contracts	1,748	814
Other receivables and prepaid expenses	939	727
Inventories	7,272	7,655

Total current assets	17,815	18,608

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,160	1,563

PROPERTY, PLANT AND EQUIPMENT, NET	3,324	3,277

OTHER ASSETS:
Intangible assets, net	--	155
Goodwill	587	587

Total other assets	587	742

Total assets	$22,886	$24,190

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit	$3,172	$3,933
Trade payables	1,948	2,380
Loans from shareholders	3,968	2,405
Convertible note from a shareholder, net	3,000	2,810
Other accounts payable and accrued expenses	3,750	4,126

Total current liabilities	15,838	15,654

LONG-TERM LIABILITIES:
Loans from shareholders, net	--	176
Accrued severance pay and other long term liability	519	516

Total long-term liabilities	519	692

RADA SHAREHOLDERS' EQUITY
Share capital --
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at December 31, 2012 and December 31, 2011; Issued and outstanding: 8,918,647 at December 31, 2012 and at December 31, 2011 respectively.	119	119
Additional paid-in capital	70,884	70,176
Accumulated other comprehensive income	468	443
Accumulated deficit	(65,565)	(63,514)
Total RADA Electronic Industries shareholders' equity	5,906	7,224
Noncontrolling interest	623	620

Total equity	6,529	7,844

Total liabilities and equity	$22,886	$24,190

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2012	2011	2012	2011
	Audited		Unaudited

Revenues:
Products	$20,073	$17,469	$6,339	$2,427
Services	1,478	1,936	193	126

	21,551	19,405	6,532	2,553
Cost of revenues:
Products	15,453	12,707	4,810	1,550
Services	780	1,093	160	93

	16,233	13,800	4,970	1,643

Gross profit	5,318	5,605	1,562	910

Operating costs and expenses:
Research and development, net	2,423	2,543	426	514
Marketing and selling	1,664	2,106	478	269
General and administrative	2,243	1,997	602	566

Total operating costs and expenses	6,330	6,646	1,506	1,349

Operating profit (loss)	(1,012)	(1,041)	56	(439)
Financial expenses, net	1,043	478	294	120

Net income (loss)	(2,055)	(1,519)	(238)	(559)

Less: income (loss) attributable to non-controlling interest	4	(7)	4	(3)
Net income (loss) attributable to RADA Electronic Industries' shareholders	$ (2,051)	$ (1,526)	$ (242)	$ (556)
Net income (loss) per share attributable to RADA Electronic Industries' shareholders:
Basic and diluted net income (loss) per Ordinary share	$ (0.23)	$ (0.17)	$ (0.02)	$ (0.06)
Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	8,918,647	8,899,161	8,918,647	8,918,647